The following clarifying points were prepared for internal use by Brookfield Office Properties Inc. (“BPO”) to address questions received from investors since the announcement of the transaction between BPO and MPG Office Trust, Inc. and in connection with a conference call with investors reviewing BPO’s 2013 first quarter results, held on April 26, 2013.

1.	The composition of our fund partners does not include BPY.

2.	To clarify the value of our assets contributed to the DTLA Fund, we are contributing our assets at a gross value of $1.1B, which is subject to property specific debt of $440 million at March 31, and $265 million of incremental debt that is being retired (= asset value of $1,115 million, at 3.1 million leasable sq. ft = $360 psf).

3.	The price paid for the MPG Series A Preferred shares in the tender offer will be $25.00 per share in cash, without interest. There will be no payment made in the tender or by the Company in respect of accumulated dividends on the preferred shares.

4.	While the final structure has not yet been determined, the transaction is not intended to provide any substantial benefit or credit support from BPO’s downtown LA assets for any of the shares of MPG Series A Preferred (or any successor preferred stock that is issued in respect of the MPG Series A Preferred) after the closing of the merger. The MPG Series A Preferred (or the successor preferred that is issued in respect of the MPG Series A Preferred) will only have the benefit of the MPG assets.